6308 Benjamin Rd, Suite 708

Tampa, Florida 33634

April 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scienture Holdings, Inc.
Registration Statement on Form S-1
File No. 333-286399

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated so that the same will become effective at 4:00 p.m. Eastern Time on April 11, 2025, or as soon thereafter as practicable.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by Scienture Holdings, Inc. that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Very truly yours,

SCIENTURE HOLDINGS, INC.

By:	/s/ Surendra Ajjarapu
Name:	Surendra Ajjarapu
Title:	Chief Executive Officer

cc:	Kate Bechen, Esq.
Louis D. Kern, Esq.